Lori A. Gelchion
Direct: 404.420.4646
Direct Fax: 404.230.0940
Email: lgelchion@rh-law.com
June 16, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:    Ms. Sonia Gupta Barros
Mr. Bryan Hough
Re:     Regional Health Properties, Inc.
Registration Statement on Form S-4
Filed February 13, 2017
File No. 333-216041
Ladies and Gentlemen:
On behalf of Regional Health Properties, Inc. (“RHE”), we hereby respond to the Staff’s comment letter, dated June 5, 2017, regarding the above referenced Amendment No. 1, filed May 15, 2017 (“Amendment No. 1”), to RHE’s Registration Statement on Form S-4, filed on February 13, 2017 (the “Registration Statement”). RHE is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to address the Staff’s comments as well as changes to update the Registration Statement to include AdCare Health Systems, Inc.’s unaudited financial statements for the quarter ended March 31, 2017, and related information.
Please note that for the Staff’s convenience, we have recited each Staff comment and provided the response to such comment immediately thereafter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 2.
Our Business
Portfolio Occupancy Rates, page 58

1.	Please add disclosure describing what your occupancy percentages are based upon (e.g. beds occupied).
Response: In response to the Staff’s comment, the basis of the occupancy percentages has been included in Amendment No. 2 on page 58.

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Securities and Exchange Commission
Division of Corporation Finance
June 16, 2017

2.	Please include your three Georgia facilities previously operated by affiliates of New Beginnings in your occupancy data or tell us your basis for excluding such facilities.
Response: The Jeffersonville and Oceanside facilities are excluded from the Portfolio Occupancy Rates table because management believes that to include them would skew the occupancy data in a manner which would not accurately portray the overall occupancy levels for facilities engaged in regular operations.
The Jeffersonville and Oceanside facilities were decertified by the U.S. Department of Health and Human Services Centers for Medicare and Medicaid Services (“CMS”) in February 2016 and May 2016, respectively. The Jeffersonville and Oceanside facilities were renovated and received recertification from CMS in December 2016 and February 2017, respectively. During the time the facilities were decertified, they could not admit patients or provide patent care and, therefore, had 0% occupancy for such time. Both facilities commenced operations upon their recertification and, through March 31, 2017, were in the process of returning to normal operating status.
The Savannah Beach facility is excluded from the Portfolio Occupancy Rates table because AdCare does not possess the occupancy data for such facility for the quarter ended June 30, 2016. The tenant of the facility during such quarter (which was replaced in July 2016) failed to report such data to AdCare. Including the occupancy data for the Savannah Beach facility for three of the four quarters presented in Portfolio Occupancy Rates table would be an inconsistent presentation. Amendment No. 2 includes a footnote to the Portfolio Occupancy Rates table with the occupancy data for the Savannah Beach facility for the quarters ended September 30 and December 31, 2016, and March 31, 2017.
Management’s Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 65

3.
We note your response to our prior comment 8 and your belief that tenants which are affiliated with the same operator are unrelated for purposes of determining asset concentration due, in part, to the lack of cross-default provisions between the tenants and operator guarantees. Please tell us what exposure, if any, that the tenant LLCs have to their respective operator should the operator lose licensure or regulatory approval, suffer from financial stress or instability, or cease operations. In your response, tell us if this exposure changes depending upon whether the operator is principally compensated from private funds or if there is a significant amount of government funding involved. Additionally, tell us whether the tenant LLCs are capable of maintaining operations if operations of their respective operator were to cease or if it is possible that the tenant LLCs might have the financial wherewithal to meet rental obligations if their operator ceased operations.

Response: Upon further analysis, AdCare has determined that the seven properties leased to tenants affiliated with Beacon Health Management (“Beacon”), taken together, constitute 17.9% and 19.7% of AdCare’s total assets at December 31, 2016 and March 31, 2017, respectively. Therefore, even if the properties leased to the seven tenants affiliated with Beacon are aggregated for purposes of the asset concentration test of Section 2340 of the SEC’s Division of Corporation Finance Financial Reporting Manual (“Section 2340”), such group of properties does not exceed twenty percent (20%) of AdCare’s assets. Accordingly, AdCare’s response below answers the Staff’s third comment as it relates to the tenants affiliated with C. Ross Management, LLC, a regionally-focused operator (“C.R.”)

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Securities and Exchange Commission
Division of Corporation Finance
June 16, 2017

Section 2340 provides, among other things, that when a registrant has triple net leased one or more real properties to a single lessee/tenant (including in the capacity as co-lessee or guarantor) and such properties represent a “significant” portion of the registrant’s assets, an investor may need to consider the lessee’s financial statements or other financial information in order to evaluate the risk to the registrant from this asset concentration.
As previously discussed, as of March 31, 2017, AdCare leases eight properties to affiliates of C.R. (each, a “subject property”). Each subject property is leased under a separate triple-net lease to a single tenant, which is a distinct legal entity (a “tenant”) separate from the tenant of any other subject property. C.R. does not co-lease any subject property, and the lease with respect to any subject property is not guaranteed by C.R. or any affiliated tenant. AdCare would like to clarify, upon further review of the leases with the tenants affiliated with C.R., that such leases are cross defaulted with respect to material defaults (i.e., a material default by one tenant under its lease, which is not cured within the applicable cure period, is an event of default under another tenant’s lease).
As is customary in the skilled nursing industry, each tenant engages a separate, affiliated management company (a “manager”) to assist with back-office management responsibilities with respect to the applicable subject property, including staffing, accounting, billing collections, setting of rates and charges, and general administration. C.R. serves as the manager for each of the subject properties. Each tenant’s management agreement with the manager is separate and distinct from the management agreement with respect to any other tenant. The manager is an independent contractor with respect to the tenant, and all processes performed by the manager are performed on behalf of the tenant as specified in the applicable management agreement. The manager is compensated for its services most often on a percentage basis of revenues (generally 6%) or, in certain instances, a flat monthly fee.
Loss of Licensure/Regulatory Approval. The tenant holds the license to operate the subject property; the manager does not hold such license. The tenant’s license to operate the subject property would not be adversely impacted by regulatory sanctions or licensure issues with respect to the manager.
Financial Stress or Instability/Cessation of Operation. The manager is not obligated to pay rent, taxes, insurance, utilities or maintenance costs with respect to the subject property, or to otherwise provide financial assistance to the tenant to support the operation of the subject property. Under the applicable management agreement, the tenant is obligated to provide sufficient working capital for the operation of the subject property and all costs and expenses incurred in operating the subject property are borne by the tenant. The tenant employs the employees necessary to operate the subject property and directly contracts with residents/patients of the subject property for services. The manager does not have any obligation to AdCare with respect to the leases or the subject properties or their operation, and AdCare does not have recourse against the manager for rent or other amounts owed by the tenant under the lease.
Throughout the term of the applicable lease, AdCare monitors the performance of the subject property (as opposed to the back office strength of the manager). Under the applicable lease agreement, the tenant is required to provide AdCare with various financial, management and regulatory reports with respect to the subject property and such other information about the tenant or the operation of the subject property as AdCare may reasonably request. Therefore, AdCare believes it would be alerted to any issues regarding the financial health of the tenant or subject property on a timely basis.

Rogers & Hardin LLP	|	2700 International Tower	|	229 Peachtree Street NE	|	Atlanta, GA 30303	|	404.522.4700 Phone	|	404.525.2224 Fax	|	rh-law.com

Securities and Exchange Commission
Division of Corporation Finance
June 16, 2017

If the manager of a subject property suffered financial distress, or ceased operations, then the tenant, by virtue of being the licensed operator of such subject property and having its own operational employees as well as the direct contractual relationship with the residents/patients of such subject property, has the capability to continue to operate such subject property. (Furthermore, the services provided by a manager are readily available from various third-party management companies and, if the tenant so chooses, it could secure the services of such a company to provide assistance in operating the subject property if the manager could not provide such services.) As the tenant has the capability to continue to operate the subject property despite the failure of the manager, management believes such failure would not impair the financial wherewithal of the tenant to meet its rental obligations.
That being said, if a tenant is unable to meet its rental obligations or otherwise meet its financial obligations under the lease for whatever reason, or if an event of default under the lease occurs, then AdCare may replace the tenant. Furthermore, due to the cross default provisions in the leases, AdCare has the right, but not the obligation, to replace all of the tenants affiliated with the tenant in default. As a result, the cross default provisions work to AdCare’s benefit in that, upon a default under one lease, AdCare may replace an affiliated tenant party to another lease if AdCare were to have concerns about the financial health of such tenant or the subject property (despite that such tenant may be in compliance with its payment obligations under its lease).
* * *
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to RHE, at 404-420-4646.
Very truly yours,
/s/ Lori A. Gelchion

Rogers & Hardin LLP	|	2700 International Tower	|	229 Peachtree Street NE	|	Atlanta, GA 30303	|	404.522.4700 Phone	|	404.525.2224 Fax	|	rh-law.com